SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Stratford American Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86279E 10 2
(CUSIP Number)

Mel L. Shultz, Managing Member, JDMD Investments, L.L.C.
2400 E. Arizona Biltmore Circle, Bldg. 2, Suite 1270
Phoenix, Arizona 85016
(602) 956-7809
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other revisions of the Act (however, see the Notes).

CUSIP No. 86279E 10 2	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS JDMD Investments, L.L.C. (formerly JDMK Investments, L.L.C.) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,287,298 shares 8. SHARED VOTING POWER 0 shares 9. SOLE DISPOSITIVE POWER 3,287,298 shares 10. SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,287,298 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%

14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 86279E 10 2	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS The Shultz Family Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 821,824.5 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 821,824.5 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,824.5 shares (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14.	TYPE OF REPORTING PERSON IN

(1) The Shultz Family Trust, of which Mel L. Shultz is a trustee, owns a 25% interest in JDMD Investments, L.L.C. (“JDMD”). These shares represent 25% of the shares of Stratford American Corporation’s (the “Company”) common stock (“Common Stock”) held by JDMD and Mr. Shultz disclaims beneficial ownership of the remaining 75% of shares of the Company’s Common Stock held by JDMD.

CUSIP No. 86279E 10 2	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS The Eaton Family Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 65,000 shares 8. SHARED VOTING POWER 821,824.5 shares 9. SOLE DISPOSITIVE POWER 65,000 shares 10. SHARED DISPOSITIVE POWER 821,824.5 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,824.5 shares (2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%

14.	TYPE OF REPORTING PERSON IN

(2) The Eaton Family Trust, of which David H. Eaton and Carol E. Eaton are trustees, owns a 25% interest in JDMD. These shares represent 25% of the shares of the Company’s Common Stock held by JDMD and an additional 65,000 shares of the Company’s Common Stock held directly by The Eaton Family Trust. Mr. And Mrs. Eaton disclaims beneficial ownership of the remaining 75% of shares of the Company’s Common Stock held by JDMD.

CUSIP No. 86279E 10 2	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Gerald J. Colangelo I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 821,824.5 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 821,824.5 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,824.5 shares (3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14.	TYPE OF REPORTING PERSON IN

(3) Gerald J. Colangelo owns a 25% interest in JDMD. These shares represent 25% of the shares of the Company’s Common Stock held by JDMD and Mr. Colangelo disclaims beneficial ownership of the remaining 75% of shares of the Company’s Common Stock held by JDMD.

CUSIP No. 86279E 10 2	13D	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS Dale M. Jensen I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 821,824.5 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 821,824.5 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,824.5 shares (4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14.	TYPE OF REPORTING PERSON IN

(4) Dale M. Jensen owns a 25% interest in JDMD. These shares represent 25% of the shares of the Company’s Common Stock held by JDMD and Mr. Jensen disclaims beneficial ownership of the remaining 75% of shares of the Company’s Common Stock held by JDMD.

Page 7 of 11 Pages

This statement on Schedule 13D is being jointly filed by JDMD, The Shultz Family Trust, The Eaton Family Trust, Gerald J. Colangelo and Dale M. Jensen (each a “Reporting Person” and collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Act”). This Schedule 13D amends and supersedes that Amendment No. Four to Schedule 13D filed by JDMD on November 10, 2005, that Amendment No. Two to Schedule 13D filed by Dale M. Jensen on November 10, 2005, that Amendment No. Three to Schedule 13G filed by David H. Eaton on February 14, 2003, that Amendment No. Three to Schedule 13G filed by Mel L. Shultz on February 14, 2003, and that Amendment No. Three to Schedule 13G filed by Gerald J. Colangelo on February 14, 2003.

Except as may be otherwise indicated in any future filings with the SEC by any of the Reporting Persons, each Reporting Person intends to continue to fulfill such Reporting Person’s obligations under Section 13(d) of the Act by filing amendments to this joint Schedule 13D.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided by Rule 13d-1(k) promulgated under the Act.

ITEM 1.	SECURITY AND ISSUER.

This statement relates to common stock, par value $0.01 per share (“Common Stock”), of Stratford American Corporation (the “Company”). The address of the Company’s principal executive offices is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

ITEM 2.	IDENTITY AND BACKGROUND.

JDMD, which was formerly known as JDMK Investments, L.L.C., is organized in the State of Arizona. JDMD’s principal business is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments. The address of its principal business is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

During the last five years, neither JDMD nor any of its Members (as defined below) have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The members (the “Members”) of JDMD are Dale M. Jensen, The Shultz Family Trust (of which Mel L. Shultz is a trustee), The Eaton Family Trust (of which David H. Eaton and Carol E. Eaton are trustees) and Gerald J. Colangelo and their residence or business addresses are, respectively: 4021 E. Lamar Road, Paradise Valley, Arizona 85253; 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016; 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016; and 201 East Jefferson Street, Phoenix, Arizona 85004. Mr. Jensen acquired the interest of a prior member of JDMD, and the name was changed from JDMK to JDMD, on July 2, 1997.

The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the Members is as follows:

Page 8 of 11 Pages

(1)  Mr. Jensen’s principal occupation is investing for his own account out of his home office and not for any organization. The address out of which Mr. Jensen conducts such employment is 4021 E. Lamar Road, Paradise Valley, Arizona 85253.

(2)  Mr. Shultz’s principal occupation is serving as a managing member of JDMD. As discussed above, the principal business of JDMD is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments. The address of JDMD’s principal business is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

(3)  Mr. Eaton’s principal occupation is serving as a managing member of JDMD. As discussed above, the principal business of JDMD is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments. The address of JDMD’s principal business is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016. Mrs. Eaton is not employed and she resides at 1040 E. Osborn Road, Phoenix, Arizona 85014. The Eaton Family Trust invests for the benefit of its beneficiaries and not for any organization and conducts such activities from 2400 East Arizona, Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

(4)  Mr. Colangelo’s principal occupation is serving as Chief Executive Officer of the Phoenix Suns. The principal business of the Phoenix Suns is as a member team of the National Basketball Association and the address of the Phoenix Suns at which Mr. Colangelo conducts his principal occupation is 201 East Jefferson Street, Phoenix, Arizona 85004.

Each of Mrs. Eaton and Messrs. Jensen, Shultz, Eaton and Colangelo is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons intend for the Merger (as defined in Item 4 below) to be financed entirely through use of the Company’s existing cash reserves, which will become available immediately upon the effectiveness of the Merger. Because the Company has sufficient funds in its cash reserves to finance the Merger, the Merger is not conditioned on any third party financing arrangements. The Reporting Persons estimate that the consideration payable to the Company’s shareholders in the Merger will be approximately $6,232,646, which amount excludes fees and expenses associated with the consummation of the Merger and related transactions.

ITEM 4.	PURPOSE OF TRANSACTION.

The Company, JDMD, Stratford Holdings, L.L.C., an Arizona limited liability company and wholly-owned subsidiary of JDMD (“Stratford Holdings”), and Stratford Acquisition, L.L.C., an Arizona limited liability company and a wholly-owned subsidiary of Stratford Holdings (“Stratford Acquisition” and together with JDMD and Stratford Holdings, the “Buyout Parties”) have entered into an Agreement and Plan of Merger dated as of January 31, 2006 (the “Merger Agreement”).  The Merger Agreement is incorporated by reference as Exhibit A to this Schedule 13D, and the following description of the Merger and the Merger Agreement is qualified in its entirety by reference to the Merger Agreement.

Page 9 of 11 Pages

Pursuant to the Merger Agreement, Stratford Acquisition will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation. At the effective time of the Merger, each issued and outstanding share of the Company’s Common Stock (including the 65,000 shares held directly by The Eaton Family Trust), other than Common Stock owned by the Company or any wholly owned subsidiary of the Company, by the Buyout Parties and by shareholders who properly exercise dissenters’ rights, will be converted into the right to receive $0.80 in cash per share, without interest.

The Merger will extinguish all equity interests in the Company held by its public shareholders and will result in the Company being a wholly-owned subsidiary of Stratford Holdings. JDMD, as sole owner of Stratford Holdings, will be the beneficiary of the earnings and growth of the Company, if any, following the Merger and will bear the risks of any decrease in the value of the Company following the Merger.

Following the Merger, the Company’s Common Stock will no longer be publicly traded, and the Company will no longer file periodic reports with the SEC.

The Merger is conditioned upon, among other things, the affirmative vote of the holders of a majority of the outstanding disinterested shares of Common Stock (those not owned, directly or indirectly, by the Buyout Parties or their affiliates) and the affirmative vote of the holders of a majority of all outstanding shares of Common Stock (including those shares owned, directly or indirectly, by the Buyout Parties and their affiliates).

 As of the date of this Schedule 13D, neither Stratford Holdings nor Stratford Acquisition owns any shares of the Company’s Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The following information is based upon a total of 11,078,105 shares of the Company’s Common Stock outstanding as of October 31, 2005, as described in the Company’s Quarterly Report on Form 10-QSB for the period ended September 30, 2005.

JDMD beneficially owns 3,287,298 shares, or approximately 29.7%, of the Company’s Common Stock. Each of the Members beneficially owns 25% of such shares, or approximately 7.4% of the issuer’s Common Stock. David H. Eaton and Carol E. Eaton, as trustees of The Eaton Family Trust, beneficially own an additional 65,000 shares, or approximately an additional 0.6%, of the Company’s Common Stock.

JDMD shares with the Members the power to vote or to direct the vote of 3,287,298 shares and the power to dispose or to direct the disposition of 3,287,298 shares. David H. Eaton and Carol E. Eaton share the power to vote or to direct the vote of an additional 65,000 shares, and share the power to dispose or to direct the disposition of such additional 65,000 shares, beneficially owned by The Eaton Family Trust.

No Reporting Person has effected any transactions in the Company’s Common Stock during the sixty days prior to the date of this Schedule 13D, and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

Page 10 of 11 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Each Reporting Person intends to vote its shares of the Company’s Common Stock in favor of the Merger at a special meeting of shareholders that will be held to vote upon the Merger and the Merger Agreement. Except as set forth in this statement, to the best of Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other persons with respect to any of the Company’s securities, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Company’s securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following documents are included as exhibits to this Schedule 13D:

Exhibit A
Agreement and Plan of Merger dated as of January 31, 2006, by and among Stratford American Corporation, Stratford Holdings, L.L.C., Stratford Acquisition, L.L.C., and JDMD Investments, L.L.C. (incorporated by reference to Stratford American Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2006)

Exhibit B	Press Release dated January 31, 2006 (incorporated by reference to Stratford American Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2006)

Exhibit C	Joint Filing Agreement dated February 1, 2006, by and among the Reporting Persons.

Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2006

JDMD INVESTMENTS, L.L.C., an Arizona limited liability company
/s/ Mel L. Shultz

By:	Mel L. Shultz
Managing Member

SHULTZ FAMILY TRUST
/s/ Mel L. Shultz

By:	Mel L. Shultz
Trustee

EATON FAMILY TRUST
/s/ David H. Eaton

By:	David H. Eaton
Co-Trustee

/s/ Carol E. Eaton

By:	Carol E. Eaton
Co-Trustee

/s/ Gerald J. Colangelo

Gerald J. Colangelo

/s/ Dale M. Jensen

Dale M. Jensen

Exhibit C

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the common stock, $0.01 par value per share, of Stratford American Corporation.

Each of the undersigned parties agree that each is responsible for the timely filing the Schedule 13D (including any amendment thereto), and for the completeness and accuracy of the information concerning such party contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other parties making the filing unless such party knows or has reason to believe that such information is inaccurate.

Dated: February 1, 2006

JDMD INVESTMENTS, L.L.C., an Arizona limited liability company
/s/ Mel L. Shultz

By:	Mel L. Shultz
Managing Member

SHULTZ FAMILY TRUST
/s/ Mel L. Shultz

By:	Mel L. Shultz
Trustee

EATON FAMILY TRUST
/s/ David H. Eaton

By:	David H. Eaton
Co-Trustee

/s/ Carol E. Eaton

By:	Carol E. Eaton
Co-Trustee

/s/ Gerald J. Colangelo

Gerald J. Colangelo

/s/ Dale M. Jensen

Dale M. Jensen